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                                                                   EXHIBIT 99.1


Press Release dated July 30, 1999

NEWS RELEASE


Dailey J. Berard                                        Pete Roman
Chief Executive Officer                                 Chief Financial Officer
(318)    367-8291                                       (318) 373-5506

FOR IMMEDIATE RELEASE
FRIDAY, July 30, 1999

                           UNIFAB INTERNATIONAL, INC.
                          REPORTS FIRST QUARTER RESULTS

New Iberia, La. -- (Business Wire) - July 30, 1999 -- UNIFAB International, Inc. (NASDAQ:UFAB) today reported net income of $0.1 million ($0.02 per share, basic and diluted) on revenue of $16.3 million for the first fiscal quarter ended June 30, 1999, compared to net income of $3.2 million ($0.54 per share) on revenue of $31.4 million for the first fiscal quarter last year. Backlog at June 30, 1999 is $24.0 million.

"Our first quarter operating results reflect the current state of the industry," said Dailey J. Berard, UNIFAB International, Inc. President, CEO, and Chairman of the Board. "Biding activity remains strong and we have been able to maintain backlog, however, our results have been impacted by the delay in contract awards. The long-term fundamentals of the offshore drilling business remain positive. We are beginning to see rig utilization increase, which should result in increased demand for our services. Our focus remains growth through acquisition, alliance and internal investment and development."

Prior year amounts have been restated for the pooling with Allen Tank, Inc. completed on July 24, 1998. Pro forma net income for the June quarter of last year was $2.5 million ($0.42 per share). Pro forma net income consists of the Company's historical net income, adjusted to reflect income taxes as if Allen Tank, Inc., formerly an S Corporation, had operated as a C Corporation during all periods.

UNIFAB International, Inc. is an industry leader in the custom fabrication of topsides facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides design, repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services. Dailey Berard serves as a commissioner on a number of committees and task forces that are working to improve training and education of the workforce in Louisiana.

Statements made in this news release regarding UNIFAB's expectations as to future operations of UNIFAB and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB, availability of skilled employees, and UNIFAB's ability to integrate and manage acquired businesses. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.